Filed by Live Oak Acquisition Corp. V

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp. V

Commission File No. 001- 42540

Date: April 10, 2026

On April 10, 2026, Michael Brown, the co-founder and Chief Executive Officer of Teamshares Inc., a Delaware corporation (“Teamshares”), appeared as a guest on an episode of the Inspired podcast, hosted by Alexa von Tobel, which was published by a third party. Teamshares and Live Oak Acquisition Corp. V, a Cayman Islands exempted company (“Live Oak”) are parties to a previously disclosed Business Combination Agreement, dated as of November 14, 2025 (the “Business Combination”).

A transcript of the podcast is set forth below. The transcript was generated using automated transcription tools and while every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, inaccuracies or omissions in the transcript. Neither Teamshares nor Live Oak believe that these are material.

Teamshares Podcast Transcript

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Michael (00:00)

TeamShares buys small businesses from retiring owners. And so we’ve now done this. have 92 companies since launching in 2020. We’ve got about 500 million of consolidated revenue and 60 million of operating EBITDA. And we focus on a specific niche and it’s companies that are at the point of retirement, traditional, generally non-tech businesses, half a million to five million of EBITDA.

Alexa (00:23)

Welcome to Inspired, I’m Alexa von Tobel. Six million small businesses will change hands by 2035. These are contractors, the manufacturers, the companies that keep America running. Nearly 90 percent are owned by Boomers and Gen X, and most will never find a buyer. Michael Brown is on a mission to change that. He’s the co-founder and CEO of TeamShares, which buys small businesses from retiring owners. They’ve acquired more than 90 companies across 30 states with over 500 million in revenue. and I invested in TeamShares back in 2020 when he was just a five-person team working out of a WeWork.

Fast forward to today. Team shares is preparing to trade on the NASDAQ. In this conversation, we’ll talk about how and why Michael built TeamShares, his long term founder mindset that drives every single decision they make and why even as they prepare to go public, Michael says they’re still just in the first inning. Let’s dive right in. If you’re running a startup, we know things like managing equity and communicating with investors are always top of mind. Carta has built a connected suite of tools that over 40,000 companies use to do just that.

Their platform of software and services helps you lay the groundwork so you can focus on building. To learn more or get started, visit CARTA.com. And with that, welcome my friend Michael. Michael, first of all, I’m so thrilled to have you on ⁓ and just such a fan of everything and watching you build now ⁓ almost an entire decade long. ⁓ So first, just welcome. So happy to have you. Thank having me. Okay, Michael, we’re going to talk a lot about TeamShares and your future and where you’re going. ⁓

Michael (01:44)

Thanks.

Alexa (01:49)

and what ending you’re in. But first I want to rewind a bit and just talk a little bit about you. ⁓ You are one of the most ambitious entrepreneurs and I, being a mom of three, I love to go back to your childhood and just get a sense of like, what happened in your childhood? Is there a standout memory, something that helps kind of connect the dots to this ambition that you have?

Michael (02:11)

⁓ you know, it’s interesting because actually my, ⁓ I think there was always sort of like natural expectations in my family, but no one ever really, ⁓ pushed anything. It was sort of self self-guided, but, ⁓ I also think this, I grew up in a bunch of different countries, as an expat. And so, you know, I, I’ve just kind of always been an outsider to everything. I think being comfortable as an outsider, it’s something that actually when Kevin and Alex I met, he identified, ⁓ that each of us for different reasons is what’s called a third culture kid. so there’s, this natural tendency to just be comfortable as an outsider which sometimes I think can help you see things in different ways.

Alexa (02:46)

I really like that. Say more when you say comfortable as an outsider. me give me a few more thoughts on what that means.

Michael (02:53)

Yeah, mean, so specifically to say like kind of my own experience, right? I think, you know, when I showed up at UCLA, I didn’t know anyone, right? There were 4,000. was supposedly like, was like theoretically in state because my parents had moved there, but I literally didn’t know anyone. Everyone knew dozens of people. I think same thing to most of the jobs I was supposed to get out of UCLA were in LA or San Francisco. And I came to New York and I knew one person, right? Who went to high school with. And then same thing, I think when I left.

to go buy the first business, right? I didn’t know anything about construction or electrical. And then when we first started thinking about employee ownership, Kevin and I and Alex went to this conference and so I didn’t know anything, right? So I think it’s a thing where if you can balance humility of realizing you don’t know anything and be curious, it can be a powerful combination.

Alexa (03:44)

So in many ways, what you’re really saying is just like comfort with the unknown, comfort being in a place where you don’t know anybody, comfort tackling a topic. I do think that that inner confidence in places when in fact you don’t have ⁓ clarity is a skill I hope I teach all my children. ⁓ Okay, I want to go directly into team shares. I am so fortunate to have been an early ambassador, Mark and I both.

remember really well when we met you and I’ll come back to the famous sentence that you once said to me, but for everyone that’s out there listening, can you just, what is team shares? What is it exactly in plain English?

Michael (04:22)

Yeah. So TeamShares buys small businesses from retiring owners. Like that’s sort of the most plain way to describe it. As a company, we’re what’s called a programmatic acquirer, meaning a company and soon to be a public company that sort of routinely acquires small businesses. We’re an acquisitive operating company that keeps buying small businesses and integrates them into our company. And so we’ve now done this. have 92 companies since launching in 2020. We’ve got about 500 million of consolidated revenue and 60 million of operating EBITDA.

And we focus on a specific niche and it’s companies that are at the point of retirement, traditional, generally non-tech businesses, half a million to five million in EBITDA.

Alexa (05:01)

One of the things obviously that I personally really loved about your business was just, know, a third of the US economy is the small business economy, right? It’s the electrician businesses, the refrigeration companies, and doing right by that part of the economy is just, I think, a wonderful thing that I’m thrilled you do. When Mark and I first met you back in 2019 and invested in 2020, what stood out was not that you.

You know, this was an acquisition strategy. was an attempt to build something much bigger. I remember you had a multi hundred year plan, a 200 year plan, if I remember correctly. ⁓ Like Michael said super directly as a compliment, you have more ambition than most people I’ve ever met in my entire life. And as someone who looks for founders like you all day long, what your brain was like, let’s go make a 200 year plan. Like where, where did that come from for the business?

Michael (06:01)

Totally. I look, I think Alex and Kevin and I, and I think for a lot of people, we know people have been with us for five years, right? I think a lot of us have found this interesting place of fulfillment that in Japan people call it Ikegai, which is sort of like your life’s work, right? And so it’s something that is both ambitious and intellectually interesting, but it is good for the small business economy too, both for these retiring owners that...

They need to retire, their kids went to college and they’re sort of not a natural successor. And then it’s also great for the employees too, because as the business performs, they earn stock in the company too. So it’s meant to be a win-win-win. I mean, specifically where that idea came from was I think in the early days of being a pre-venture founder, just leaving, quitting my job and banking and buying businesses and running them with Alex.

I think we always wanted to build something that was durable and long lasting. it was actually, I think it was on my 30th birthday, was in Hong Kong and I was just impressed by some of the companies there like Swire and Charities Matheson. started as little trading companies 200 years ago. That was actually where that came from. It was just like, oh wow, like that is wild. Swire, which owns Cathay Pacific and Coca Cola Asia and half the real estate in Hong Kong, or a lot of it, started as little Scottish traders, right? So 200 years ago in Hong Kong.

That was really inspiring to think that something really large and really durable could ⁓ start so small. For us, was just at some point along the way, if you start a business, any business, you’re trying to achieve something financially. Along the way, it has to be, I think, to keep wanting to do it become much more than that. It was about wanting to actually contribute and create something that was really productive for the economy and long lasting. That was where that idea came from.

Alexa (07:44)

So on that note, let’s just take a step back. ⁓ know, a lot of people assume when a company is going public, as you will, that most of the value is already being created, yet you feel vehemently that you’re in your early innings. Say more.

Michael (08:00)

Very vehemently. Yeah, no, like I think we’re going, it’s such a natural, I’m glad you asked the question, it’s such a natural assumption. I I remember it’s funny going back to the first time I think I ever really thought independently about this was it was actually around the time Facebook went public. And I remember reading all these Wall Street Journal articles that like, oh, it’s over and this thing’s overvalued. That was like just the beginning. It’s the same for Walmart, it’s the same for FedEx, the same for like lots of great companies. It’s like going public is a milestone.

And so if you’re building a company that has a huge market opportunity to grow, it’s actually just, it’s kind of like graduating from university. It’s just kind of the next phase, right? And so that’s why I think about the sort of venture phase as a relatively short phase, you know, in our case, sort of six years, right? ⁓

And the reason why TeamShares has, I think, a large opportunity is a couple of things. So first of all, our addressable market is really, really, really large. just at the maximum size of the small business economy in the US is about 6 million companies have employees.

4.5 million are owned by Baby Boomers or GenX and we’re starting to buy from kind of the oldest sort of, know, vintage, if you will, of GenX owners who are kind of approaching sort of, you know, early to mid fifties. So that’s a lot of companies and it’s not a TAM that you just, it’s not a theoretical TAM, right? We’ve had 475,000 businesses come into our software since launching it in early 2020. So there’s 15,000 every year of size qualified. Last year we bought nine.

and added 24 million of EBIT out of the company.

All right, so I think that we’re scratching the surface and there’s this sort of perpetual tam and our job is to get to heavy, heavy free cash flow positive over the next couple of years so that we can be self-funding and continue to scale what our mission is. And then I think in the meantime, the way that just like if you were buying a property, right, the way that you finance something is a partially in debt, partially equity. The equity has historically come from venture rounds raising capital to the company that is going to go public. And then the debt has come from lenders. And so there’s sort two dynamics that happen for team shares when we go public.

is first of all the availability, and this may take time, it may take a couple of years, I don’t know that it’s a light switch, but it feels something that we can hopefully earn our way into a lower cost of debt that’s available to us in the private markets, and just a much bigger market, happens, sometimes things take two to three quarters to put together a debt facility in the private markets, and things happen once you’re a seasoned issuer in the public markets in a matter of weeks. It’s literally incomparable, right? I think everyone knows the cost bet, I don’t know that everyone knows the ⁓

knows the speed bit and for us that’s very very helpful because it’s the raw material companies and acquisition financing is the raw material and then on the equity side too I think we’re certainly going public with the intention that you know the equity we raise will get us a free cash flow positive and I think there’s a fairly good math case there but if there are opportunities in the future to you know raise more capital and put it to work that’s available we also now have stock that we can pay for businesses with so it gives us a it gives us a really nice set of tools. And so what’s really interesting, you know, I don’t want to name example companies, but think of a famous company that goes public, right? That famous company you think of that goes public, generally the act of being public doesn’t.

help actually catalyze the business. Maybe more people know the company now. Maybe there’s higher trust in the company because you see your financials. And certainly it’s a changing the guard and opportunity for the shareholders and the employees to have liquidity. But it doesn’t actually drive, in most cases, it doesn’t actually drive the business model. If you think of us as sort of a factory, a tech enabled factory where businesses and capital come in at one side.

Alexa (11:59)

This is my favorite part, Michael.

Michael (12:01)

Right, so we’ve always had the businesses where we’ve had shortfalls versus where we’ve wanted to be is on the capital. And the capital that has come has been slow and unpredictable. ⁓ And so our job is now to earn the trust of public markets investors, which is, think, a multi-year journey. But it’s a much bigger stage with a totally different cost of capital. And that’s really, really exciting to be able to apply that capital to this, what we think is a very productive use, for the small to mid-size ⁓ business economy.

Alexa (12:35)

Michael that’s a really great point that very few companies can say, which is that actually going public, the act of going public, supercharges your business model and the levers that you have to continue to grow quickly. And I just want to hit those numbers again, just because they’re so big. So there are 6 million small businesses with employees that are in the category that you’re going after.

Michael (12:57)

With employees, yep.

Alexa (13:02)

475,000 have already come through your system in the last five years.

Michael (13:07)

for sale. So that’s not just like, hey, there’s a business in Chicago. It’s like, those are businesses that are actively for sale, right?

Alexa (13:13)

And

you are buying obviously dozens over the years, but you could buy a lot more.

Michael (13:22)

Absolutely yeah I mean, And that’s one of the things that’s actually really changed. So back when we met you guys, right, I think the first, you know, sort of in one queue of 2020, we were closing a company a month, right, with just a couple of us in a WeWork and there five of us in total, including me. And so, you know, which in hindsight was very interesting time to start a company. the.

Alexa (13:24)

growth very, very quickly.

pretty sure we wired right before COVID. Is that right? Do remember that? Where we made the decision of March of 2020?

Michael (13:54)

else? Timing is everything. Good and bad. So those first three companies, those were about 200,000 of operating profit or EBITDA. ⁓ As we’ve got further along, ⁓ the rules of our credit facilities and our ability to go get other capital have allowed us to expand the range. And so now we really focus on of half a million to five million. We’ve gone as big as seven million of EBITDA.

Alexa (13:58)

That’s right.

Michael (14:24)

core principle of the model is that the companies need to be, each of them, kind of financially immaterial, right? So that you’re not betting the farm on a single company. That’s the key thing. That’s the differentiator versus like sort of large strategic &A, which has a very tough track record of doing large sort of competitive acquisitions. Those you end up paying so much and they’re premised upon quote, synergies that don’t always come to fruition. Whereas we’re just buying a great business, transitioning it, handling the transition risk, making sure there’s go-forward leadership, and then converting the companies to financials, and then building growth on top of that, of what’s already a great business, but at a very reasonable price that the seller and team shares agree on.

Alexa (15:09)

I want to just quickly make sure everyone listening has a really clear sense of these businesses. And I’m going to take some of sort of stats. On average, these businesses are 30 plus years, right? And if they’re an owner, it’s their main asset for their family and they’re retiring. And now that you are, again, you seven years into building the company. You’ve learned a lot. You’ve done almost 100 ⁓ transitions across 30 states, 40 plus industries. As you said, over 400 million of combined revenue. What are one to two things that you now believe about small businesses that you didn’t see early?

Michael (15:50)

Yeah, great question. mean, I think the one thing that comes to mind is we always knew from inception that there was sort of what people call key person risk, that these small founder owned or second generation owned businesses, know, the owners are doing a lot. I mean, honestly, like even, even if you were to leave Inspired tomorrow, multiple people would need to replace you, right? Just founders are effective and all that stuff.

Alexa (16:17)

I

hope my husband heard that.

Michael (16:19)

No, but it’s true, right? And I think it’s true of that sort of even larger companies, right? And so ⁓ if you dial that back to a smaller company, right, I think that we came to appreciate that it’s multiple people to replace a founder, right? And so then we had to work that into our math about what we thought the profit would be going forward.

And I think we had to get really good at trying to decipher what type of key person risk there is because it always exists. That wasn’t news to us, right? I think that we just got much better at figuring out what type of key person risk there is. And was it general sort of, you big person on campus key person risk and like maybe not all the processes are written down and you know, we can handle that. We have a really strong, you know, transition playbook to handle that. you know, we.

by businesses that have a great bench of middle managers and we bring in a president two out of three times, right? So that we can handle, I think that it became very ⁓ sort of burned into our memories, know, for cases where we sort of underappreciated how much the owner was driving the revenue. In some cases, they’re actually even driving the gross margin or the profit.

And so, you for competitive reasons, I don’t want to spell out exactly how we do that, but we have figured out a repeatable playbook for figuring out which businesses have just kind of general key person risk and which ones is the owner really driving the revenue and the profit and that those type we just can’t do. So that’s probably the main thing that comes to mind. I think the other thing too is that maybe to a surprising amount,

I think that the world is focused on industry, and I think we think more about business models. And so I think that there’s a lot of different industries out there, a thousand, I don’t know how many outside C codes there are, I’m sure there are 4,000 or more, right, a lot.

But it may only be a couple dozen business models. And so we try and actually always think in both dimensions too. And so I think that that served us really well to actually think in business models and it helps you identify patterns across. ⁓ So if you see danger in one particular industry, but you say, it’s actually really the business model here, then you can say, well, in this industry that actually has the same business model. This is actually a risky business model.

Alexa (18:41)

that a lot. So, okay, let’s take a big step back. We’re an inning one. You’re going to go public. what I know, and I will never forget, we were sitting at a coffee shop at Grey Dog, no, at News Bar Cafe. And we decided to invest. And I just absolutely loved your vision. And you had said, Alexa, I hope you go one day I’m going to make it so that you wish you gave me $10 million today, not the like maybe five that we gave you. And that really sat with me. And I know that you truly feel like you’re an anyone here. Let’s talk a little bit about where do want the company to be in a decade? What does this look like? We get the ingredients, is business model, actually your business model gets better when you’re public, which is a pretty unique unlock.

You have really no competitors and you have an incredible core team that is so

Michael (19:46)

We’re great and we’re

Alexa (19:48)

You have the best two co-founders as well that ⁓ the three of you really are like brothers in some way. That’s very much how we’ve thought of

Michael (19:57)

I call it a marriage actually. mean, it’s a very like we’ve been we’ve been through a lot.

Alexa (20:02)

So what does the next decade look like, Michael? Where are we going to go?

Michael (20:06)

Yeah, ⁓

So, mean, I think actually just like on that point, right? So like the reason why I’ve always had just like on, and this ties into the question too, right? So like why I’ve always had conviction about raising capital for team shares is I know what we can deliver. The main risk in team shares, as far as I see it, maybe not the list of all the risks and the prospect of this, but just as human to human, when I always think about like, what’s the risk of team shares, it’s usually that things take longer than we hoped. That’s what I found over and over again is that, but we’ve always had conviction that the markets there that we want to do this for the rest of our careers, we really believe in what we’re doing. And so that’s why we’ve always had a high conviction that when we go to raise capital from people, that it’s not some like, oh, we’ll hope this works out sort of institutional philosophy. It’s like,

We view it as where these are like relationships that we’re building from investors that’s taking capital, whether it’s their own or money they’re managing, right? And that we have a fiduciary and like a moral obligation to do our best to build returns and for the investors we take on capital. So that’s where that strong belief has come from. And I say it remains today because now we’re at this point that’s really interesting where we’re right at the point where the company is approaching free cash flow breakeven. That’s been challenging, obviously, to build to build a free a profitable but free cash flow negative business due to interest. So we’re now at the point where we’re approaching the public markets, free cash flow break even. Our pipeline of companies remains as robust as ever. And in fact, now that we have this new tool of businesses, sort of up to 5 million EBITDA.

over the long run, it helps at a minimum sort of ensure that we can meet the sorts of targets that we’ve set out to meet and maybe in the long term more. And then we’ve got hopefully these capital catalysts on the debt and the equity side. So we put out a forecast right over the next two years, right, to say, okay, we wanna get to, you from 19 million of corporate EBITDA in 2025 to 100 or more in 2027.

And in that forecast, we say, you know, it’ll be sort of adding up to 50 million of EBITDA in 2027. So we haven’t put out any sort of like specific guidance beyond that period. But what I can say is that we’ve always set up team shares to be a really repeatable engine. And so we think about 2027 as a year that we would hope to go to repeat indefinitely if the market conditions are there. And then the other thing we’ve set on a sort of non-time bound going back to that sort of 200 year vision is that we really want to do this for thousands of businesses. We have a specific number internally that’s really lofty, but almost would sound ludicrous externally. So we just think about like, thousands of businesses, we’re not in a rush to get there. We want to build this is not a roll up. Like a roll up is where you buy things together really quickly, smash things together and sell it.

This is a very durable business, right? That is full of very high quality businesses that were great on their own and that are now part of a diversified holding company.

And the cash flow is the sort of lifeblood of the whole organization. And so for us, it’s different than in other types of acquisition based models where you’re building to sell quickly or you’re buying one company, you’re going to sell it quickly. leads to different behaviors and different decisions. Every decision we make is over a very, very ultra long time period, ⁓ including the fact that when we take on a company, we don’t try and force it to grow in the first year. We know that growth is going to happen more naturally. So that’s the goal. It’s a journey from here to thousands.

of companies and you know I don’t know if it’s the top of the first or the bottom of the first but it’s still the first inning.

Alexa (23:52)

Michael, what can you tell us about the process of going public? I know you have some really incredible investors like T. Rowe Price that have stepped up.

Michael (24:02)

Yeah, very fortunate to have them involved.

Alexa (24:05)

You know, they are very long term, very discerning and very long-term investors. What else can you tell us about this next month?

Michael (24:19)

We publicly filed our S4, which is the registration statement that, you know, talks a lot about the transaction and team shares and Live Oak, who’s our partner in going public. And we have our investor day, which we had just done last week on the 31st of March.

So that content is now out there. You can watch the recording, and you can watch, I think of that as almost like the onboarding material for a public investor to get to know Teamshares. You know, it’s a lengthy and 90 page deck, but it’s actually a quick read and a 90 minute sort of presentation that any investor can really get up to speed on team shares, you know, fairly quickly. Going back to the rest of the process, yeah, it’s really to complete our registration statement and then the transaction will conclude at some point in the second quarter and we’ll be publicly traded under ticker TMS.

Alexa (25:07)

I love it, TMS. As you go public, you made the decision to re-vest your equity. And I know you’re someone over time who’s invested on these phases throughout the company, your own dollars. I also did this back in the day at LearnVest, so I very much respect it. Say more.

Michael (25:26)

Yeah, so we agreed voluntarily, actually we proposed, no one asked us, we actually proposed to do a four-year lockup of all our existing equity. And the reason is we just wanted to give people, people being investors, right, confidence that this is not an exit for us. Because I think some of the worry when a company goes public, especially at a small size, right, you know, there’s a lot of investors, the new investors, the public investors are trying to figure out is this, hey, like this didn’t go well and you’re just kind of trying to get it off your books or is this like, you know, something with a future.

Right? And so we wanted to very clearly demonstrate to the market our unusual level of skin in the game. So we agreed to a four-year lockup. It’s actually technically the sooner of four years or the stock price trading at $25 versus the 10 where it starts. But either way, it’s a meaningful piece of skin in the game.

The five people in the executive team combined were investing a million dollars of our own cash, and we’re on reasonably modest salaries, right? So it’s a meaningful contribution from us. And we’ve invested before and hope to continue to invest in the future and just be really long-term holders of the company because it’s something that we just, again, have this utmost confidence that it’s hard for us to promise exact weekly timing of Teamshares, but we know over a multi-year and multi-decade and hopefully multi-century view that Teamshares is going to be a bigger company in the future than it is today.

Alexa (27:06)

Michael, one of the things that you and I do share in common is that we really at our core are long-term investors in how we think about our time, our effort, our life. Again, going back to that 200 year plan that you took the time years ago to actually write down, I want to ask a practical question, which is how does that actually change your day to day when you’re making a tough decision that requires some short-term thinking, how does that scaffolding of you’re an inning one, this isn’t a seven for you, this is inning one of again, a multi, you know, many decade thinking project, what benefit does that give you and your team?

Michael (27:52)

Yeah. Yeah. So it does a couple of things. I mean, a couple of concrete examples that come to mind. So one is, you know, whatever we’re weighing in as a group. So we meet daily to look at the acquisition funnel. And one of the questions I always ask myself is like, do I think this business will be around in 50 years?

And that has to be a yes. It’s one of a number of sort of necessary but not sufficient questions that I’m one of four voters to take on a new company. And that’s a question I ask myself. And so it means that we turn down companies where we’re not highly confident. We don’t have a crystal ball, but I think hopefully you can use your intuition to figure out like, okay, odds are people will be eating hamburgers in 50 years and maybe the mix of meat and non-meat changes, but people will be eating, right? So I think that that’s one thing is that we turn away opportunities where we don’t know that there is sort of like a ultimate, you know, sort of evergreen nature to the business. I think it’s a, it’s part of how we approach the first year of the transition, right? A lot of investors, whether public or private, right, are, you know, understandably, they sort of say, well, like, how quickly can you grow the company the first year?

And it was like, well, and a lot of people don’t really know the SME space very well. So if you try, at least, I came into that in 2013 and bought a business, let’s grow, grow, grow right away. And what happens is when you do that, you can really, you can really kind of disrupt the existing customer base, if you come in and make a lot of changes right away, and you kind of want to build the support naturally and organically.

And the support is there because in TeamShare’s model, we bring in employees as equity partners in the company. So that builds naturally, but first you have to build trust. And oftentimes we have to upgrade the systems and take these companies. So I’d say it’s sort of embedded in our ability to kind of go slowly, to build sort of growth over time, but not rush into it because you need to, again, take care of the business. And I think it’s even like at a company level, it’s, we’ve done some, you know, like unintuitive things over time. So we set this headcount cap years ago, following the Dunbar principle that said we’re never going to more than 150 people right at the parent company. We’re 90 today. We were bigger at one point and, and that just came from, for a whole bunch of sort of strategic and business and innovation reasons. We didn’t want to have a huge, huge headcount at the parent. It seems really big to the outside world today, but you know, it’s like we have two investment associates processing 1,500 companies a year. So actually each team is very, very nimble. Even actually, I think, Alex, Kevin, and I have not had many fights, but one of the fights we had early on was about KPIs.

And Alex had genuine concerns in the back of a well-known bank that led to some really bad decision making based on KPIs and metrics and stuff, so we had this heated debate about how to do OKRs and KPIs the right way that don’t lead to downstream decisions, ripple effects 20, 40, 50 years from now. And so we think a lot about the culture of Teamshares and making sure that we’re trying to build Teamshares at the parent company in a sustainable way that allows the cultures of the companies we take on as our partner companies to exist in a sustainable way with their own cultures too.

Alexa (31:23)

I love that. And as we both know, culture certainly eats strategy for breakfast. And so I respect just the major focus on it. I’m going to transition to just some questions of things that you can pay for to other people. But I want to say one thing as your friend. I’m so proud of the work that you’re doing with TeamShares as they’re, in a world where obviously AI is happening everywhere, and AI of course impacts your business in really good ways, because it can make a lot of things really efficient. Our team here at Inspired has always said, you’re digitizing the small business economy, which is a third of the U.S. economy, and you’re taking really important businesses that we all need, plumbing businesses, electrician businesses, those aren’t going anywhere, right? And you’re doing this incredible good to basically really digitize a part of the economy that no one else is. That’s a pretty great reason for everybody. The Teamshares team is so passionate about their job, that I feel that as an investor, I feel that as your teammate. That must be pretty great to be able to have a business that’s genuinely unlocking such good in the world.

Michael (32:42)

Yeah, it is, I think, because...because we’re doing it in a way where everyone wins. I think of it as like the retiring owner who built the business and slept on the couch right to sort of get it off the ground they win first right because they built the business they own the business they took all the risk. And then, you know, Teamshares sort of wins second if you will because we sort of put up all the capital to buy the business, and we bring in, you know, employees as equity partners, and then if the business you know is able to produce and grow and everything then the employees really win over time too. So we think of it as sort of win-win-win.

And then I think then there’s like the intellectual nature of it. It’s really, what we do hasn’t really been done before in the exact same way, right? And so there are definitely, certainly programmatic acquirers, there are many, there are many, probably 30 programmatic acquirers of sort of slightly larger companies across a range of industries.

But taking on companies kind of this size in a diversified way and in such a tech enabled way, that hadn’t been done before. And I think that that is something that I think is really intellectually interesting too. Because even if you look at the people that, you know, we have a team of people that build software at Teamshares, right? And we don’t try and build software that already exists. So like we would never try and build something competitive with Toast because Toast exists and it’s great, right? So we’ll have the company switch out into Toast.

We built the sort of horizontal layer at the parent company that helps us acquire the companies confidently and then run them confidently and see all the numbers of the businesses. And so you’ve got this intersection where you’ve got, say, an accounting team that’s all big X, big four, and then an engineering team that’s come from really great companies, right? And they say like, look, I’ve done these sort of large technical at scale, you know, minutia problems. I want to take my skillset. I want to apply it to the real economy. And that’s what’s really interesting. I think the intellectual component of TeamShares is like, how do you take these skillsets out of these other great companies and bring them and then apply this into this new way to create, you know, a tech-enabled factory. And it’s a factory that has deep relationships with our stakeholders too, but we have to be able to move a company through in a cost effective and efficient manner from start to finish.

Alexa (34:54)

I love that and the repeatability that you are maniacally focused on, I feel like is real strength. I’m gonna transition to our quick fire, but I wanna cover one topic, which is, Michael, in just the last six-ish years, you guys have had such interesting market environments that have been tumultuous.

As I said, we invested right as you’re going into COVID. And obviously that changes a lot for small businesses, as we know. Then a couple of years later, you were hit with the shock of 2022 and 2023 rising rates, capital tightening very quickly. You’ve really been through a lot.

What have you learned about being a stable set of hands through truly external shockwaves?

Michael (35:39)

So what have I learned? Great question. That they’re going to come every year or two. At least that’s been the pattern of the law. And I started my career in ’06. I think they were a little more spaced out back then. I think from 08 until later, there was a longer recovery period. But it seems like they have become very frequent. That sort of every two years, we have some great question mark or some sort of disruption. So I think one is to learn to expect it.

And then I think actually this is partially the job of leadership, to be steady hands and heavy, heavy hangs the head. And I think that’s part of our job is to be a buttress and to absorb that stress and that pressure, right, and be very long-term minded so that when something happens, you need to sort of do these two things that sound like they’re in conflict at the same time. You need to be aware of what’s going on and have really good situational awareness. But when something bad happens, you need to like not panic, right? You need to like always think about what’s happened over the long term, what do we need to do, what’s changed, but you need to be really, really steady and stable. And so I just think that that’s just part of...going through lots of different economic cycles and environments. And it helps. It’s a version of compounding, a sort of like leadership compounding.

Alexa (36:58)

I love it. All right, I want to run through some of your best tips and we’re going to start with, what’s a book that shaped you? Can be anything, doesn’t have to be a business book, but a book that you recommend everybody read for their life.

Michael (37:10)

That is a great question. So, okay, on the business side, the book that I think for sort of business people, whether you’re a startup or whether you’re running like an oil and gas service business, anything, I think that actually a great way to learn how to just run a business day to day is a book called Traction by guy named Gina Wickman, and he just wrote this book on sort of how it was basically a marketing tool for their consulting business. But it’s just really, really simple way to break down sort of running businesses.

I think that like I like a lot of sort of history books and biographies and so I really like you know Isaacson’s book on Steve Jobs I thought that it was really fascinating and you he’s a complicated person but I think it was really cool to read sort of the in-depth story of you know of Apple and end of him so.

Alexa (38:02)

I love that book too. What’s a mantra that kind of runs in the background of your mind?

Michael (38:08)

Everything is workable. I remember, I don’t know where I saw it, but I saw it and I didn’t have a mantra before that. But I think it goes back, it relates to your question like a couple of minutes ago, like that’s the mantra, that’s it. Everything is workable. You get dealt a different hand. Okay, so you got to adjust, right? And so if you have conviction in what you’re doing, right? Everything is workable.

Alexa (38:32)

In some ways, Michael, that is your superpower, which is that you have such crazy conviction in what you’re building that it makes everything actually easy. That is actually one of the superpowers. It just hit me that you have more conviction than most founders in your future. And it actually makes weathering storms easy. So many more questions. When a problem feels really big, how do you break it down? Just give us the, how do you, how do you process?

Michael (39:02)

Yeah. So it depends on the nature of the problem. We have a phrase, I don’t know where the phrase come from. think it might be an engineering phrase called rubber ducking. But basically like, sometimes you just need to like talk out loud. It depends on the nature. There’s versions of problems that are like, hey, this is kind of like a quick decision. I’m overcomplicating it. And that’s like a good sort of rubber duck where you just sort of like, you know, talk to a peer or a colleague or someone like that and sort of think through it. If you’re trying to...build out something that you’re like, we’re really like reviewing our strategy for X for our software, for our finance or whatever. Like I, I’m actually like a big fan of getting in a room and actually like just whiteboarding and like taking a couple of days. If it’s that important, a sort of decision or set of decisions you’re making.

I really like having multiple stakeholders with multiple viewpoints and getting in a room. And then I think then if it’s a sort of a project, right, I think that’s classic project management of breaking things down into phases, right? And knowing, think you got to sort of know, I mean, the process of going public is a very good example. We started that process sort of like last June, right? It’s gonna take sort of almost a year, right, to complete. And so you sort of need to know, okay, what’s the arc of all the phases? But like, you don’t need to know in phase five.

the minutia of everything. You just sort of need to squint and say, that’s what it’s gonna look like, I think, when you get there. And over the next sort of two months, here is all the steps you have to do, and here is who’s gonna own each step and have a good structure for sort of project management around it. So, I don’t know, those are the sorts of things that come to mind for me.

Alexa (40:37)

By the way, you and I share in common that I love being locked in a room while porting a problem out. And not leaving it until you figure it out. That is one of the things I always like about being in person.

Michael (40:52)

It’s also

a great thing for if you ever have to get into a negotiation. I think it’s a really, because obviously when we buy the businesses, we have to go through sort of a negotiation. thankfully, sort of venture docs are pretty straightforward and pretty standardized. There’s not a lot of that in venture financing. But I’ve found that if you get to some sort of set of key issues on a transaction, getting on a plane and going in person and just saying, we’re going to get in room for a day, we’re going to sort all these things out, works very well.

Alexa (41:21)

By the way, it’s old school. It’s really effective. Works a lot.

Michael (41:26)

Go. ⁓

Alexa (41:33) Yeah,

no, I like that a lot. ⁓ What would you say is one of the most unique small businesses you’ve encountered?

Michael (41:42)

Unique. Wow. We’ve seen a lot. I’ll give you a lighthearted one and a grim one. We saw an onion packing plant in Idaho that only made money when the price of onions was at a certain price. And so it was was dead on arrival because it was like zero profit, zero profit, three million, one million, negative one. It was so bizarre. But that was just the most that was by far the most volatile. We also saw a business that had

We’ve seen two businesses that have one customer, which is really interesting. The morbid one, this one is, it was one that was an interesting case study of a good business that we didn’t take on. So was a business that was in...

the space of actually like cleaning up after violent acts and stuff like that. so, right, of course, wow. Right. So if you think about that and detach yourself and emotionally like, oh, that’s, that’s a service that needs to exist. Like that’s a traumatic experience for everyone who’s sort of involved in that. And so that service has to exist. Right. But when we thought it through the lens of team shares and it was, it was a good business financially. Well, we thought about through the lens of team shares, like, I don’t think that that there’s, there’s, there was no ethical issues or anything like that.

is like, I don’t see us being able to hire and retain a president. It’s like growing that business just felt weird inside of a corporation. And so that was an example. That was a very, very unusual business. we closely look at 1,500 per year. So we’ve seen the full gamut.

Alexa (43:16)

$1,500 per year. There we go. ⁓ A few more quick things. What’s one piece of advice you’d give any founder that’s listening based on what you’ve learned being in this seat?

Michael (43:28)

have conviction and don’t give up. think the thing is you have to like, don’t start a business to make a million or two million or three million, like just don’t do it. Just like work at McKinsey or Google or Morgan Stanley. Like don’t do it if that’s your goal. There are so many better and easier ways to go and try and create financial independence than starting a company.

you need to start a company, like you’ll just know if you need to start one because it’s, almost, it should feel, think, like a bucket list item. And then I think you’ve got to wait for the right time. Like I had it on my bucket list to start a company, right? And you know, after I started a company, didn’t feel like it was like the right company, right? And so I think that, and that right company became TeamShares. It took many years of trial and error of sort of other things that just didn’t work along the way, right? And so I think that

You need to wait for the right time. You need to have real conviction in what you’re doing. It has to have fulfillment. I don’t love the word passion, but I really like the word fulfillment.

that it’s something that you would do for free anyway, right? And it’s something that you really think is productive for society and not some short-term gimmick. ⁓ I think that that is the best way to go and sort of build a business or honestly, they’re just way easier things to do. There’s an expression of like startup founders or people that quit a job to sort of work twice the hours, right? And it’s kind of true, so.

Alexa (45:00)

I’m like only smiling because it’s just, yeah. I always say it’s just so emblematic of an inspiring founder. It’s somebody who wants to change the world for decades and it has nothing to do with being a CEO. ⁓ And you are that to your core. it brings me to my last fun question, which is ⁓ what has been the biggest pinch me moment to date? Um you know, for for team shares, what what was the day where you went home and looked at your wife and were like, “This happened. Can you believe it?” What was what what’s one that stands out?

Michael (45:38)

Yeah, there’s a couple. definitely remember we had an onsite. So we built the company in COVID, really. So we made that decision to be national and be distributed. And it’s worked out really well because the companies are national. So means we have people all over the country and close to the companies, which is great. But then we would do, I think we sort of.

you know, we’re inspired from Zapier of doing so twice a year in person on sites, both for culture building and kind of business planning. And yeah, the first couple were pretty small and they were really, really, really fun. I think the first one, like everyone gave a toast. It was that small, right? Actually the first one, it might’ve been a lunch, right? But like the, there was one where we were at a WeWork in Williamsburg or something and there were like, you know, 80 people in the room. And I think all three of us had this like, how did I get here? Sort of moment while that was happening.

Actually, I will say, as sort of cheesy in a way as some of the bell-ringing photos are, when I walked into the Nasdaq, we did our investor day at the Nasdaq the other day, like.

I was kind of welling up walking in there. was like, wow. And I’ve known this day is coming since the day we started it. And we’ve started this process sort of last summer and fall, ⁓ working with our advisors and all that stuff, writing a prospectus and getting comments at the SEC, even despite all those activities and planning, and that this was always sort of the graduation from college phase.

I will say that walking through there and seeing all those bell ringing photos, that was a bit of a pinch me moment of like, wow, this is happening hopefully in a couple of weeks.

Alexa (47:11)

⁓

Well, I think it’s an understatement to say that we are rooting for you. ⁓ I hope every founder listening to this gets to see truly what a long-term thinker you guys are and have been. I know we’re an inning one and I can’t wait to see as your partner in a decade where we are. And I have a feeling that in a decade we may say that we’re still in inning one.

Michael (47:39)

It’s like one of those things where it’s it’s similar to like the more you learn and the more you know the more you realize you don’t know and and I think that Some some people even saw this even though had a big vision We had sort of early employees that even sort of saw certain parts of it being even bigger before we caught up And then so it came to really grapple with like this it really is gonna be a big big big company So yeah, it’s been an exciting journey

Alexa (48:01)

Well, I can’t wait and Michael, thank you for entrusting me on your journey. I’ve had such a great time and I can’t wait for this next decade and best of luck.

Michael (48:10)

Yeah, thanks to you and Mark and the entire Inspire team.

Alexa (48:13) We’re rooting

for you. Let’s go.

Thank you all so much for tuning in today. If you enjoyed the episode, please rate, review, subscribe. We’ll be back again with another episode of Inspired with a Lexan Total. Thank you.

Additional Information and Where to Find It

In connection with the Business Combination, Live Oak and Teamshares filed a Registration Statement on Form S-4 with the SEC on April 3, 2026, including a proxy statement to Live Oak shareholders and a prospectus for the registration of Live Oak’s securities to be issued in connection with the Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Live Oak as of a record date to be established for voting on the Business Combination and will contain important information about the Business Combination and related matters. Shareholders of Live Oak and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Live Oak, Teamshares and the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Live Oak Acquisition Corp. V, 4921 William Arnold Road, Memphis, TN, 38117 United States, Attn: Richard Hendrix, Chairman & Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this communication in each case is not incorporated by reference into, and is not a part of, this communication.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF LIVE OAK ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Participants in the Solicitation

Live Oak, Teamshares and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Live Oak’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Live Oak’s directors and officers in Live Oak’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Live Oak’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. Information concerning the interests of Live Oak’s and Teamshares’ participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Business Combination. Live Oak’s and/or Teamshares’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this communication. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and definitive agreements with respect thereto; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the shareholders of Teamshares and Live Oak or other conditions to Closing; (4) the inability to obtain or maintain the listing of the public company’s shares on Nasdaq or another national securities exchange following the Business Combination; (5) the ability of Live Oak to remain current with its SEC filings; (6) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Live Oak and Teamshares after the Closing to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the inability of Teamshares to implement business plans, forecasts, and other expectations after the completion of the Business Combination; (11) the risk that additional financing in connection with the Business Combination, or additional capital needed following the Business Combination to support Teamshares’ business or operations, may not be raised on favorable terms or at all; (12) the evolution of the markets in which Teamshares competes; (13) the ability of Teamshares to implement its strategic initiatives and continue to innovate its existing products and services; (14) the level of redemptions of Live Oak’s public shareholders; and (15) other risks and uncertainties included in documents filed or to be filed with the SEC by Live Oak and/or Teamshares.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above when available and other documents filed by Live Oak and Teamshares from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither Live Oak nor Teamshares presently knows, or that Live Oak and/or Teamshares currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this communication. Past performance by Live Oak’s or Teamshares’ management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Live Oak’s or Teamshares’ management teams or businesses associated with them as indicative of future performance of an investment or the returns that Live Oak or Teamshares will, or may, generate going forward. Neither Live Oak nor Teamshares undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this communication, except as required by applicable law.